February 13, 2020

Darrell J. Mays
Chief Executive Officer
Pensare Acquisition Corp.
1720 Peachtree Street, Suite 629
Atlanta, GA 30309

       Re: Pensare Acquisition Corp.
           Preliminary Revised Proxy Statement on Schedule 14A
           Filed February 12, 2020
           File No. 001-38167

Dear Mr. Mays:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:    Jason Simon